Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2014 and 2013
(Expressed in US dollars)

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	Notes	June 30, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents		$3,233,103	$3,272,595
Trade and other receivables	5	7,633,156	6,821,155
Inventories		9,192,148	9,566,289
Prepaid expenses and other		251,399	572,038
Current assets		20,309,806	20,232,077
Non-current assets
Property and equipment, net		1,014,998	1,055,160
Intangible assets, net		6,976,274	7,377,107
Goodwill		5,097,161	5,104,370
Long-term prepaid expenses and other		9,340	9,340
Deferred income tax assets		4,900,000	4,900,000
Non-current assets		17,997,773	18,445,977
Total assets		$38,307,579	$38,678,054
LIABILITIES
Current liabilities
Trade and other payables		$1,507,192	$2,162,196
Accrued liabilities		1,451,226	1,956,998
Provisions		649,247	851,437
Taxes payable		178,745	270,263
Deferred revenue		206,268	586,925
Current liabilities before acquisition loan		3,992,678	5,827,819
Acquisition loan		3,419,207	4,413,296
Current liabilities		7,411,885	10,241,115
Non-current liabilities
Long-term deferred revenue		37,366	10,457
Deferred income tax liabilities		1,865,485	2,002,973
Non-current liabilities		1,902,851	2,013,430
Total liabilities		9,314,736	12,254,545
SHAREHOLDERS' EQUITY
Issued capital		39,850,648	39,850,648
Treasury shares		(354,505)	(318,255)
Contributed surplus		4,259,191	4,278,843
Accumulated other comprehensive loss		(1,866,885)	(1,315,478)
Deficit		(12,895,606)	(16,072,249)
Total shareholders' equity		28,992,843	26,423,509
Total liabilities and shareholders' equity		$38,307,579	$38,678,054

See accompanying notes to the unaudited condensed interim consolidated financial statements.
Approved by the Board and authorized for issue on August 6, 2014

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings
and Comprehensive Income
(Expressed in US Dollars - Unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2014	2013	2014	2013

Revenue	9	$9,583,906	$8,598,212	$18,701,611	$16,951,866
Cost of sales	4	5,544,946	4,912,928	10,899,129	9,904,439
Gross profit		4,038,960	3,685,284	7,802,482	7,047,427

Expenses:
Selling and distributing expenses	4	1,373,018	1,590,864	2,676,735	3,180,355
General and administrative expenses	4	1,044,618	1,155,638	1,903,900	2,185,415
Product development expenses, gross	4	757,152	1,116,993	1,452,589	1,995,391
Less: Government contributions	4	(182,766)	(572,134)	(569,757)	(1,197,847)
		2,992,022	3,291,361	5,463,467	6,163,314
Earnings before other expenses		1,046,938	393,923	2,339,015	884,113

Gain on bargain purchase		-	(47,773)	-	(47,773)
Loss on disposal of property and equipment		-	-	-	8,367
Interest and bank charges		48,263	58,427	100,878	185,181
(Gain)/loss on foreign exchange		281,733	(503,170)	(585,759)	(551,483)
Earnings before income taxes		716,942	886,439	2,823,896	1,289,821

Current income tax (recovery) / expense		(213,163)	40,673	(213,163)	100,208
Deferred income tax recovery		(69,792)	(68,314)	(139,584)	(136,966)
Net earnings for the period		$999,897	$914,080	$3,176,643	$1,326,579

Other comprehensive income
Exchange differences on translation of operations in currencies other than US Dollars		(742,295)	819,165	551,407	1,196,000
Total comprehensive income for the period		$1,742,192	$94,915	$2,625,236	$130,579

Net earnings per share, basic and diluted		$0.02	$0.02	$0.06	$0.02

Weighted average number of shares outstanding
Basic		57,663,600	57,830,668	57,663,600	57,933,131
Diluted		57,695,350	57,867,947	57,700,257	57,989,327

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in US Dollars - Unaudited)

							Total
			Treasury	Contributed	Accumulated other		shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2014		$39,850,648	$(318,255)	$4,278,843	$(1,315,478)	$(16,072,249)	$26,423,509
Net earnings for the period		-	-	-	-	3,176,643	3,176,643
Foreign currency translation		-	-	-	(551,407)	-	(551,407)
Total		39,850,648	(318,255)	4,278,843	(1,866,885)	(12,895,606)	29,048,745

Vesting of RSUs	7	-	75,535	(143,620)	-	-	(68,085)
Purchase shares for RSUs	7	-	(107,284)	-	-	-	(107,284)
Share purchase cost	7	-	(4,501)	-	-	-	(4,501)
Share-based payments	6	-	-	123,968	-	-	123,968
As at June 30, 2014		$39,850,648	$(354,505)	$4,259,191	$(1,866,885)	$(12,895,606)	$28,992,843

							Total
			Treasury	Contributed	Accumulated other		shareholders'
		Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2013		$39,850,648	$(131,474)	$4,041,715	$251,826	$(19,779,153)	$24,233,562
Net earnings for the period		-	-	-	-	1,326,579	1,326,579
Foreign currency translation		-	-	-	(1,196,000)	-	(1,196,000)
Total		39,850,648	(131,474)	4,041,715	(944,174)	(18,452,574)	24,364,141

Vestings of RSUs	7	-	43,100	(50,905)	-	-	(7,805)
Purchase shares for RSUs	7	-	(223,277)	-	-	-	(223,277)
Share purchase cost	7	-	(6,604)	-	-	-	(6,604)
Share-baed payments	6	-	-	165,149	-	-	165,149
As at June 30, 2013		$39,850,648	$(318,255)	$4,155,959	$(944,174)	$(18,452,574)	$24,291,604

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2014	2013	2014	2013

Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings for the period		$999,897	$914,080	$3,176,643	$1,326,579
Income taxes refund/(paid)		208,688	(60,353)	128,116	(60,353)
Non-cash adjustments to reconcile net earnings to net cash flows:				-
Amortization		303,407	339,969	622,839	672,303
Foreign exchange loss/(gain)		281,733	(503,170)	(585,759)	(551,483)
Loan acquisition cost amortization		6,787	6,786	13,573	13,573
Loss on disposal of property and equipment		-	-	-	8,367
Gain on bargin purchase		-	(47,773)	-	(47,773)
Current income tax(recovery)/expense		(213,163)	40,673	(213,163)	100,208
Deferred income tax recovery		(69,792)	(68,314)	(139,584)	(136,966)
Share-based payments	6	68,936	74,957	123,968	165,149
Accretion of promissory notes		-	-	-	31,871
Government contribution	5	(182,766)	(572,134)	(569,757)	(1,197,847)
Changes in non-cash working capital	10	(346,925)	1,293,482	(1,875,560)	(374,656)
Net cash flows used in operating actitivies		1,056,802	1,418,203	681,316	(51,028)

Investing activities:
Acqusition of business		-	(530,170)	-	(530,170)
Purchase of intangible assets, property and equipment		(99,994)	(31,968)	(210,424)	(68,132)
Proceeds from government contributions for acquisition of property and equipment		-	-	26,551	-
Proceeds from sale of property and equipment		-	-	-	4,200
Proceeds from sale of asset held for sale		-	7,800	-	7,800
Proceeds from sale of subsidiary		-	-	-	13,583
Net cash flows used in investing activities		(99,994)	(554,338)	(183,873)	(572,719)

Financing activities:
Repayment of acquisition loan		(480,000)	(660,000)	(960,000)	(1,410,000)
Payment of promissory note		-	(362,500)	-	(725,000)
Purchase of treasury shares		(107,284)	(223,277)	(107,284)	(223,277)
Share purchase cost		(4,501)	(6,604)	(4,501)	(6,604)
Vesting of RSUs		(68,085)	(7,805)	(68,085)	(7,805)
Proceeds from government contributions	5	162,352	613,878	618,473	674,972
Net cash flows used in financing activities		(497,518)	(646,308)	(521,397)	(1,697,714)

Effect of foreign currency translation on cash and cash equivalents		(92,302)	75,400	(15,538)	38,268

Increase/(decrease) in cash and cash equivalents		366,988	292,957	(39,492)	(2,283,193)
Cash and cash equivalents, beginning of period		2,866,115	2,477,295	3,272,595	5,053,445
Cash and cash equivalents, end of period		$3,233,103	$2,770,252	$3,233,103	$2,770,252

Supplemental cash flow and other disclosures (note 10)
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months and six months ended June 30, 2014 and 2013
(Expressed in US dollars - Unaudited)

1.	Basis of Preparation

These unaudited condensed interim consolidated financial statements for the three months and six months ended June 30, 2014, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Company’s 2013 annual audited consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The unaudited condensed interim consolidated financial statements for the three months and six months ended June 30, 2014 have been approved and authorized for issue by the board of directors on August 6, 2014.

These unaudited condensed interim consolidated financial statements are presented in United States Dollars, except when otherwise indicated.

Seasonal fluctuations

Quarterly results from our four business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories as they commence installation in the spring and winter seasons. Among our other two segments, the third and fourth quarters are typically the strongest, as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

2.	Significant Accounting Policies

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2013.

3.	Significant Management Judgments and Estimation Uncertainty

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the unaudited condensed interim consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates.

The judgments, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in the Company’s last annual audited consolidated financial statements for the year ended December 31, 2013.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months and six months ended June 30, 2014 and 2013
(Expressed in US dollars - Unaudited)

4.	Cost of Sales and Expenses

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Cost of Sales
Direct cost of sales	$5,523,965	$4,879,008	$10,857,848	$9,838,476
Depreciation and amortization	20,981	33,920	41,281	65,963
	$5,544,946	$4,912,928	$10,899,129	$9,904,439

Selling and distributing expenses
Direct expenses	$1,205,642	$1,401,763	$2,325,700	$2,813,584
Depreciation and amortization	167,376	193,976	351,035	388,612
Less: Government contribution (Note 5)	-	(4,875)	-	(21,841)
	$1,373,018	$1,590,864	$2,676,735	$3,180,355

General and administrative expenses
Direct expenses	$1,068,228	$1,263,460	$2,019,392	$2,303,461
Capitalized to inventory/transfer to cost of sales	(71,851)	(135,506)	(198,208)	(161,903)
Depreciation and amortization	48,241	30,784	82,716	56,165
Less: Government contribution (Note 5)	-	(4,100)	-	(12,308)
	$1,044,618	$1,155,638	$1,903,900	$2,185,415

Product development expenses, net
Direct expenses	$690,343	$1,035,704	$1,304,782	$1,833,828
Depreciation and amortization	66,809	81,289	147,807	161,563
	$757,152	$1,116,993	$1,452,589	$1,995,391
Government contribution (Note 5)	$(182,766)	$(572,134)	$(569,757)	$(1,197,847)
	$574,386	$544,859	$882,832	$797,544

Supplementary information:
Short-term employee benefits	$2,680,259	$2,863,825	$5,248,566	$5,875,529

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premiums, Medical Services Plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Government Contributions

a.)	Strategic Aerospace & Defense Initiative (“SADI I”)

The Company entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI”) in September 2008 and subsequently amended in October 2011. The Company has claimed the maximum funding of Cdn$5,975,200 under this agreement as at December 31, 2012. Starting in 2013, the Company is obligated to make annual repayments over the defined Repayment Period, with the following terms:

  The Repayment Period began January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of Cdn$8,962,800 (representing 1.5 times the contributions received) of the actual amounts disbursed by the Minister (Cdn$5,975,200) is repaid, whichever occurs earlier.

  Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.94% multiplied by gross business revenue as defined in the SADI I agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months and six months ended June 30, 2014 and 2013
(Expressed in US dollars - Unaudited)

As at June 30, 2014, the Company has calculated the SADI I repayment amount as $nil as the 2014 year-to-date gross business revenue as at June 30, 2014 did not meet the criteria for repayment pursuant to the SADI I agreement.

b.)	Strategic Aerospace & Defense Initiative (“SADI II”)

On March 28, 2013, the Company entered into an agreement with the Minister through the SADI whereby the Minister will provide funding of 30% of eligible spending related to the research and development of certain aerospace, defence, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13,270,265 for eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). The Company is obliged to repay the funding over the SADI II defined Repayment Period.

For the three months and six months ended June 30, 2014, the Company has recorded $182,766 and $569,757 (for the three and six months ended June 30, 2013 - $572,134 and $1,119,847) as a reduction to product development expenses in the condensed interim consolidated statements of earnings and comprehensive income. For the three and six months ended June 30, 2014 the Company has also recorded $nil and $26,561 (for the three and six months ended June 30, 2013 - $nil and $11,180) as a reduction to property and equipment costs relating to SADI II. As at June 30, 2014, $260,402 (December 31, 2013 -$343,311) remains in trade and other receivables relating to this project for costs incurred.

SADI II repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2017 year end and is capped at the lesser of 1.5 times the contribution received (actual amounts disbursed by the Minister) and the amounts actually repaid over a period of 15 years, commencing in 2018. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at June 30, 2014, the Company did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

6.	Issued Capital

Share Purchase Option Plan

Share purchase options outstanding as at June 30, 2014 are as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price
		Cdn$
Balance, December 31, 2013	2,070,159	$0.62
Granted	392,160	0.53
Expired	(103,600)	0.61
Forfeited	(168,815)	0.61
Balance, June 30, 2014	2,189,904	$0.59

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months and six months ended June 30, 2014 and 2013
(Expressed in US dollars - Unaudited)

The following table summarizes information pertaining to the Company’s share purchase options outstanding at June 30, 2014:

	Options outstanding			Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise prices	options	remaining contractual	average	options	average
Cdn$	outstanding	life(years)	exercise price	exercisable	exercise price
			Cdn$		Cdn$
$0 to $0.49	402,000	2.55	0.48	376,000	0.48
$0.50 to $0.99	1,787,904	2.88	0.63	818,400	0.74
	2,189,904	2.82	0.60	1,194,400	0.66

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below and records related compensation expense as follows for the three months and six months ended June 30, 2014 and 2013:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Total compensation - options	$15,998	$35,827	$30,990	$107,657

The weighted average assumptions used to estimate the fair value of options granted during the three months and six months ended June 30, 2014 and 2013 were:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Risk free interest rate	1.44%	1.13%	1.36%	1.24%
Expected life	3.1	3.3	3.1	3.1
Vesting period	2 years	2 years	2 years	2 years
Expected volatility	49%	53%	49%	52%
Expected dividends	Nil	Nil	Nil	Nil
Average fair value	Cdn$0.19	Cdn$0.19	Cdn$0.19	Cdn$0.20
Forfeiture rate	18%	18%	18%	18%

During the three months ended June 30, 2014 a total of 105,000 stock purchase options were granted at an average weighted exercise price of Cdn$0.54 and a fair value of Cdn$0.19, of which 100,000 stock purchase options were granted to senior management and directors at an average price of Cdn $0.54 and fair value of Cdn $0.19.

During the six months ended June 30, 2014 a total of 392,160 stock purchase options were granted at an average weighted exercise price of Cdn$0.53 and a fair value of Cdn$0.19, of which 260,144 stock purchase options were granted to senior management and directors at an average price of Cdn $0.53 and fair value of Cdn $0.19.

Options vest in 2 years and expire 5 years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months and six months ended June 30, 2014 and 2013
(Expressed in US dollars - Unaudited)

Restricted Share Unit (“RSU”) Plan

On February 28, 2014, the Company granted 250,343 RSUs to its employees with a fair value of Cdn $0.55 per share, of which 205,788 RSUs were issued to directors and senior management. One third of the RSUs will vest on February 27, 2015, one third on February 26, 2016 and the remaining one third on November 11, 2016.

On May 9, 2014, the Company granted 127,908 RSUs to directors with a fair value of Cdn $0.52 per share. One half of the RSUs will vest on November 7, 2014 and remaining one-half on May 6, 2015.

RSUs outstanding as at December 31, 2013 and June 30, 2014 are as follows:

# of RSUs outstanding
Balance, December 31, 2013	712,175
Granted	378,251
Vested	(271,129)
Forfeited	(20,504)
Balance, June 30, 2014	798,793

The Company charged the following share-based payments to operating expenses in connection with the Company’s RSU plan, with a corresponding increase in contributed surplus:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Total compensation - RSUs	$52,938	$39,130	$92,978	$57,492

7.	Treasury Shares

During the three and six months ended June 30, 2014, the Company recorded a reduction in treasury shares of $75,535 or 149,263 common shares for RSUs that vested on May 9, 2014. These shares were issued to RSU participants to satisfy the delivery of shares upon vesting of RSUs.

In addition, the Company purchased 214,300 common shares in the open market for $107,284 (Cdn$117,584) in order to provide shares to RSU participants at applicable vesting dates for those RSUs that were granted during the six months ended June 30, 2014. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants at future vesting dates of the RSUs. The Company also recorded related share purchase cost of $4,501.

As at June 30, 2014, the trustee held a total of 707,213 common shares of the Company with a market value of approximately $351,284 (Cdn$374,823).

8.	Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the three months and six months ended June 30, 2014 and 2013:

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months and six months ended June 30, 2014 and 2013
(Expressed in US dollars - Unaudited)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Numerator
Net earnings for the period	$999,897	$914,080	$3,176,643	$1,326,579
Denominator:
Weighted average number of shares outstanding used to compute basic EPS	57,663,600	57,830,668	57,663,600	57,933,131
Dilution from exercise of stock options	31,750	37,279	56,196	56,196
Weighted average number of shares outstanding used to compute diluted EPS	57,695,350	57,867,947	57,700,257	57,989,327

Net earnings per share
Basic and diluted	$0.02	$0.02	$0.06	$0.02

The calculation of assumed exercise of stock options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options were not included.

9.	Segmented Information

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as described in our annual audited consolidated financial statements for the year ended December 31, 2013.

The following tables set forth sales and gross profit information by operating segments for the three months and six months ended June 30, 2014 and 2013:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Sales to external customers
Sinclair Technologies	$5,555,039	$5,185,689	$11,174,223	$10,761,981
Satellite Solutions	477,222	1,588,159	1,122,047	2,961,021
Microwave Products	3,551,645	1,824,364	6,405,340	3,228,864
	$9,583,906	$8,598,212	$18,701,611	$16,951,866

Gross Profit
Sinclair Technologies	$2,312,225	$2,204,351	$4,560,041	$4,623,547
Satellite Solutions	166,795	611,162	360,369	1,003,110
Microwave Products	1,559,939	869,771	2,882,073	1,420,770
	$4,038,960	$3,685,284	$7,802,482	$7,047,427

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months and six months ended June 30, 2014 and 2013
(Expressed in US dollars - Unaudited)

Assets related to Sinclair Technologies can be clearly identified and attributable to its operations.

Assets related to Satellite Solutions and Microwave Products are common between the two divisions and are not as clearly attributable, and accordingly are calculated based on the percentage of total sales to external customers of each segment.

	Sinclair	Satellite	Microwave	Consolidated
As at June 30, 2014
Total assets related to operations	$22,347,150	$1,890,525	$14,069,904	$38,307,579
Property and equipment, net	396,565	73,253	545,180	1,014,998
Intangible assets, net	6,928,409	5,670	42,195	6,976,274

As at December 31, 2013
Total assets related to operations	$22,800,887	$5,492,025	$10,385,142	$38,678,054
Property and equipment, net	163,976	308,266	582,918	1,055,160
Intangible assets, net	7,325,348	17,904	33,855	7,377,107

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Canada	$1,211,194	$990,224	$2,872,714	$3,081,809
United States	6,392,681	4,717,195	11,564,680	9,534,169
Europe and other	1,980,031	2,890,793	4,264,217	4,335,888
	$9,583,906	$8,598,212	$18,701,611	$16,951,866

Substantially all of the Company’s property and equipment, intangible assets and goodwill are located in Canada.

Customer Concentration:

For the three months and six months ended June 30, 2014, two customers individually represented 10% or more of total consolidated revenue. The two customers represented a total of 24% and 21% of total consolidated revenue for the three months and six months ended June 30, 2014, respectively. For the three months and six months ended June 30, 2013, one customer individually represented 10% or more of total consolidated revenue. The one customer represented 13% and 14% for the three months and six months ended June 30, 2013, respectively.

10.	Supplemental Cash Flow and Other Disclosures

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Change in non-cash operating working capital:
Trade and other receivables	$(35,336)	$922,461	$(851,783)	$1,188,081
Inventories	655,384	(688,166)	366,423	(903,801)
Prepaid expenses and other	143,961	179,527	303,009	237,716
Accounts payable and accrued liabilities	(826,049)	609,164	(1,130,832)	(1,122,911)
Provisions	(50,415)	105,974	(208,629)	116,158
Deferred revenue	(234,470)	164,522	(353,748)	110,101
	$(346,925)	$1,293,482	$(1,875,560)	$(374,656)
Supplementary information:
Interest paid	$32,056	$33,472	$65,188	$142,975

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months and six months ended June 30, 2014 and 2013
(Expressed in US dollars - Unaudited)

11.	Related Party Transactions

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager are as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Short-term employee benefits	$353,592	$298,424	$635,035	$603,516
Share based payments	35,738	37,800	69,623	65,204
Total	$389,330	$336,224	$704,658	$668,720

The amounts disclosed in the above table are the amounts recognized as an expense during the reporting period related to key management personnel.

12.	Subsequent Event

On July 24, 2014, the Company executed a lease extension of its Aurora, Ontario premises that is scheduled to expire on December 31, 2014. The lease has been extended for two and a half years to June 30, 2017. Lease commitment is expected to be approximately $394,000 (Cdn $420,000), $399,000 (Cdn $425,000) and $201,000 (Cdn $214,000) for the year ended December 31, 2015, for the year ended December 31, 2016 and for the six months ended June 30, 2017, respectively.